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                     KOLLMORGEN MAILS PROXY STATEMENT TO
                      PACIFIC SCIENTIFIC SHAREHOLDERS

      -- EXTENDS EXPIRATION DATE OF TENDER OFFER TO JANUARY 29, 1998 --


WALTHAM, MASS., January 15, 1998 -- Kollmorgen Corporation (NYSE:KOL) today announced that will today mail to the shareholders of Pacific Scientific Company (NYSE:PSX) a proxy statement and form of proxy to vote to remove all members of the Pacific Scientific Board of Directors and replace them with six persons nominated by Kollmorgen at the special meeting of Pacific Scientific shareholders to be held on Friday, February 13, 1998. The Pacific Scientific Board has set January 20, 1998, as the record date to determine the shareholders entitled to notice of, and to vote at, the special meeting.

As previously announced, Kollmorgen on December 15, 1997, commenced a cash tender offer to acquire a majority of Pacific Scientific's common stock, on a fully diluted basis, for $20.50 per share in cash. Under Kollmorgen's proposal, following the tender offer, Kollmorgen and Pacific Scientific would merge, and each remaining share of Pacific Scientific common stock would be exchanged for Kollmorgen common stock with a value of $20.50, subject to a collar. Kollmorgen expects that if they are elected at the special meeting, the Kollmorgen nominees will take such actions, subject to their fiduciary duties under applicable law, as may be necessary to consummate the offer and the proposed merger.

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At the special meeting, Pacific Scientific shareholders also will be asked to approve a shareholder resolution to repeal any provisions of Pacific Scientific's bylaws that were not filed with the Securities and Exchange Commission prior to August 11, 1997.

Additionally, Kollmorgen announced today that it has extended the expiration date of the tender offer to 5:00 p.m., New York City time, on Thursday, January 29, 1998. The tender offer was originally set to expire at 12:00 Midnight, New York City time, on Wednesday, January 14, 1998. Kollmorgen stated that as of the close of business on Wednesday, January 14, 1998, approximately 198,641 shares of Pacific Scientific common stock had been tendered into the offer and not withdrawn, of which 203 shares were tendered pursuant to notices of guaranteed delivery.

Copies of the Proxy Statement may be obtained from Georgeson & Company Inc., by calling 1-800-223-2064. Banks and brokers may call collect at
(212) 440-9800.

Kollmorgen's primary business is in the area of high-performance electronic motion control. Growth in this business area is fueled by the need for higher productivity in every industrial, commercial, aerospace, and consumer market segment. Additional information can be found on the World Wide Web at http:/Kollmorgen.com.

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